CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net income (loss)	$(2,261)	$7,249	$5,130	$1,369	$6,633
Interest expense	97,036	63,212	32,987	2,768	2,058
Less: Interest capitalized during the period Note (A)	–	–	(1,589)	–	–
Portion of rental expense representing interest	248	140	39	77	110
Total earnings	$95,023	$70,600	$36,567	$4,214	$8,801

Fixed Charges:
Interest expense	$97,036	$63,212	$31,398	$2,768	$2,058
Interest capitalized during the period	–	–	1,589	–	–
Portion of rental expense representing interest	248	140	39	77	110
Total	$97,284	$63,351	$33,026	$2,845	$2,168

Ratio of Earnings to Fixed Charges	0.98	1.11	1.11	1.48	4.06

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net income (loss)	$(2,261)	$7,249	$5,130	$1,369	$6,633
Interest expense	97,036	63,212	32,987	2,768	2,058
Less: Interest capitalized during the period Note (A)	–	–	(1,589)	–	–
Portion of rental expense representing interest	248	140	39	77	110
Total earnings	$95,023	$70,600	$36,567	$4,214	$8,801

Combined Fixed Charges and Preference Dividends:
Interest expense	$97,036	$63,212	$31,398	$2,768	$2,058
Interest capitalized during the period	–	–	1,589	–	–
Portion of rental expense representing interest	248	140	39	77	110
Preferred Stock Dividends	2,844	2,844	561	–	–
Total	$100,128	$66,195	$33,587	$2,845	$2,168

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.95	1.07	1.09	1.48	4.06

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.